Firm Fixed Price Agreement
                                  Number 108252
                                     Between
                   The Regents of the University of California
                                       And
                             SpaceDev, Incorporated


This Firm Fixed Price Agreement is executed this 1st day of November 1999 by and between The Regents of the University of California, a public corporation, (hereafter referred to as "University"), and SpaceDev, Incorporated, a State of California corporation (hereafter referred to as "SpaceDev').

WHEREAS, SpaceDev can provide the below defined Statement of Work and University is desirous of said Statement of Work; and,

WHEREAS it is has been approved by the Federal Sponsoring Agency, National Aeronautics and Space Administration (NASA), and deemed in the best interest of the University;

NOW, THEREFORE, the parties, in consideration of the following mutual covenants and undertakings and other good and valuable consideration, hereby agree as follows:


BACKGROUND
----------

The Cosmic Hot Interstellar Plasma Spectrometer (CHIPS) is a NASA sponsored University-class Explorer space flight mission. CHIPS will map the sky in 50 degree x 26 degree "resels" in the scientifically critical but virtually unexplored extreme ultraviolet (EUV) band between 90 and 260 angstrom. The CHIPS spectrograph will be carried aboard a dedicated mini-satellite (CHIPSat) to be developed by SpaceDev, Inc. and launched as a secondary payload aboard a Delta-II booster with a Global Positioning Satellite primary payload. Although this configuration differs from the flight implementation envisioned in the original proposal, the scientific goals are unchanged and the data products are improved.

The University of California Berkeley Space Sciences Laboratory has received NASA Research Grant Number NAG5-5213 to perform the CHIPS mission. The University's Principal Investigator for CHIPS is Dr. Mark V. Hurwitz.

The University's largest subcontractor (First Tier) under this grant is SpaceDev, Incorporated (SpaceDev). SpaceDev shall be responsible for manufacturing and supplying the spacecraft bus for the CHIPS scientific payload. During the concept study period, a NASA review committee reviewed and approved SpaceDev as the spacecraft provider to CHIPS.

ARTICLE 1. STATEMENT OF WORK
----------------------------

This Statement Of Work (SOW) outlines SpaceDev's efforts throughout the Phase B/C/D/E periods of the CHIPS mission. Under this agreement, and as defined in this SOW, SpaceDev is required to provide the specified spacecraft bus along with associated services and defined deliverables to the University in support of NASA Research Grant NAG5-5213 entitled: COSMIC HOT INTERSTELLAR PLASMA SPECTROMETER (CHIPS).

1.1    SCOPE OF WORK

The scope of the work encompasses all effort required by SpaceDev to design, manufacture, integrate, test, and deliver and integrate the CHIPS spacecraft with the Delta-II launch vehicle. Additionally, SpaceDev shall also support all meetings and reviews for each phase.


1.2    DELIVERABLES

1.2.1  PHASE B, C, AND D
SpaceDev shall develop, produce, deliver, and maintain the following items for the Phase B, C, and D portions of the program:


    SDRL              DESCRIPTION                           SOW         QTY         DUE DATE
     NO.                                                    REF.
---------------  -------------------------------------- ----------- ---------- -----------------------
    001          Confirmation Review Inputs                             1         On or before
                                                                                  Confirmation Review
    002          Spacecraft Simulator                       H/W         1         August, 2000
    003          Design Verification Review                1.5.1        1         17, September, 2000
                 Inputs
    004          Spacecraft Bus which                       H/W         1         1, February, 2000
                 satisfies verification matrix
    005          Spacecraft Bus Acceptance                 1.5.4        1         1, February, 2000
                 Data Package (ADP)
    006          Monthly Technical                        1.4.4 &       1         As agreed between
                 Meetings                                  1.5.5                  University and
                                                                                  SpaceDev
    007          Semi-Annual Progress                                   1         Twice yearly, TBD
                 Report


1.3 TASKS

1.3.1 MISSION DESIGN
SpaceDev shall support University by performing analyses relating to the launch vehicle, its orbit, and the preliminary mission timeline. SpaceDev shall develop and support the communications network to be utilized and the interface requirements, along with identifying potential impacts or conflicts with other users of the selected communications resources. SpaceDev shall support University in developing a traceability matrix showing how the proposed mission design complies with the stated objectives, requirements, and the constraints of the proposed investigation.

1.3.2 SPACECRAFT
SpaceDev shall describe the spacecraft design approach particularly as it relates to new versus existing hardware and redundant versus single-string hardware. SpaceDev shall fully identify the spacecraft systems and describe the spacecraft characteristics and requirements. A preliminary description of the flight system design with a block diagram showing the flight element subsystems and their interfaces shall be included along with a description of the flight software and a summary of the estimated performance of the flight system. The flight heritage or rationale used to select the flight system and its subsystems, major assemblies, and interfaces shall be described.

Subsystem characteristics and requirements shall be described. These include mass, volume, power, pointing knowledge, pointing accuracy, new developments needed, space qualification plan, and logistics support. Design features incorporated to effect cost savings shall be identified along with the benefits assumptions, and risks. A summary of the resource elements of the flight system concept, including key margins, shall be provided.

The rationale for, and derivation of, margin allocations including mass, power, link, etc., shall be provided. Design margins that are driving costs shall be identified.

1.3.3 PAYLOAD INTEGRATION
SpaceDev shall support University in the development of the interface requirements between the spacecraft bus and the instrument. Defined interfaces shall include volumetric envelope, fields of view, weight, power requirements, thermal requirements, command and telemetry requirements, sensitivity to, or generation of, contamination (e.g., electromagnetic interference, gaseous effluents, etc.), and data processing requirements, as well as the planned process for physically and analytically integrating them with the flight system.

1.3.4 MANUFACTURING, INTEGRATION, AND TEST
SpaceDev shall describe the manufacturing strategy that will be used to produce and test the hardware/software of the spacecraft bus. This strategy shall include a description of the main processes/procedures planned in the fabrication of flight hardware, software, production personnel resources, incorporation of new technology/materials, and the preliminary test and verification program. SpaceDev shall describe the approach for the transition from design to manufacturing and specify data products which will be used to assure produce ability and adequate tooling.

SpaceDev shall describe the approach, techniques, and facilities planned for the integration, test and verification, and launch operations as it relates to the spacecraft bus. SpaceDev shall provide a preliminary schedule for the manufacturing, integration, and test activities for the spacecraft bus through delivery to University. SpaceDev shall provide a list and description of the planned end items, including engineering and qualification hardware and relevant documentation.


1.4 PHASE B

1.4.1 SPACECRAFT BUS CONFIRMATION REVIEW
SpaceDev shall support the Confirmation Review by providing date that: (i) Demonstrates that the spacecraft bus preliminary design meets all mission and system requirements with acceptable risk; (ii) Exhibits that acceptable spacecraft bus design options have been selected, subsystem-to-subsystem interfaces are defined in detail, and verification methodologies associated with each operational, functional, interface, and performance requirement have been satisfactorily described; (iii) Provides the engineering basis for design approaches; (iv) Demonstrates that mission requirements are well understood and the mission design is adequate to meet mission requirements; (v) Management and system engineering processes are sufficient to develop and operate the mission, and (vi) Schedules and control processes demonstrate that the mission will remain within the Firm Fixed Price of the contract.

1.4.2 PROCUREMENT
SpaceDev shall initiate the procurement of critical, long-lead parts, and components as required to meet schedule requirements established by University.

1.4.3 MONTHLY TECHNICAL MEETINGS
Monthly Technical Meetings shall be held with SpaceDev and University Representatives. The Monthly Technical Meetings will discuss the status of significant technical issues associated with the spacecraft bus and/or its interface with the instrument. These meetings will be held either in person at SpaceDev or at University or by teleconference by prior arrangement with the CHIPS Principal Investigator.

1.5 PHASES C and D

1.5.1 SPACECRAFT BUS DESIGN
SpaceDev shall provide all resources necessary to develop the spacecraft bus design through the Design Verification Review (DVR). The DVR shall: (i) Disclose the complete spacecraft bus systems designs in full detail, and illustrate that technical problems and design anomalies have been resolved; (ii) Ensure that the design maturity justifies the decision to proceed with manufacturing, verification, and integration of the mission hardware and software, and (iii) Verify the adequacy of the spacecraft bus detailed designs in meeting all mission requirements. University has identified the Delta-II as the selected launch vehicle and authorizes SpaceDev to design the spacecraft bus toward the Delta-II secondary accommodation.

1.5.2 PROCUREMENT
SpaceDev shall complete the procurement of parts and components as required to meet schedule requirements established by University.

1.5.3 MANUFACTURING, INTEGRATION, AND TEST
SpaceDev shall provide the facilities, services, and personnel necessary for the successful and on-time implementation of all efforts necessary to produce the spacecraft bus, integrate the science payload, and integrate the spacecraft with the Delta-II vehicle.

1.5.4 ACCEPTANCE DATA PACKAGE
SpaceDev shall produce an Acceptance Data Package (ADP) for the spacecraft bus. At a minimum, the ADP shall contain a cover sheet, signature page, as-built configuration record, drawing(s) of the spacecraft bus, test data, nonconformance documentation, waivers, deviations and acceptance test failure documentation, and inspection records.

1.5.5 MONTHLY TECHNICAL MEETINGS
Monthly Technical Meetings shall be conducted between SpaceDev and University. The Monthly Technical Meeting will discuss the status of significant technical issues associated with the spacecraft bus and/or its interface with the instrument.


1.6  PHASE E
Following successful on-orbit checkout of the spacecraft, SpaceDev shall support one year of operations, including transfer of data to the University and spacecraft operations. A more detailed description of operations support will be amended to this agreement at a later date.

1.6.1 PHASE E FUNDING
The Phase E effort is not currently funded under this Agreement.

1.7 REVIEWS
SpaceDev shall represent the spacecraft bus and interfaces at the following reviews:


A.  Confirmation Review        Location: SpaceDev       Estimated Date: 02/29/00
B.  Design Verification Review     Location: TBD        Estimated Date: 08/25/00
C.  Pre-Ship Review            Location: SpaceDev       Estimated Date: 12/03/01
D.  Flight Readiness Review        Location: TBD        Estimated Date: 01/29/02


1.8 MODIFICATIONS TO THE STATEMENT OF WORK
University shall at all times maintain control and direction over the Statement of Work performed under this Agreement and University reserves the right to change or delete the tasks to be performed by SpaceDev and to alter required due dates in accordance with Article 10 of this Agreement.


ARTICLE 2. PERIOD OF PERFORMANCE
--------------------------------

The Period of Performance for this Agreement is:

                      NOVEMBER 1, 1999 TO DECEMBER 31, 2003


ARTICLE 3. TOTAL PRICE AND PAYMENT
----------------------------------

The total Firm Fixed Price of this subcontract is Four Million, Nine Hundred and Ninety-five Thousand, Eight Hundred and Sixty-eight Dollars ($4,995,868) Net Thirty (30) Days upon receipt of all invoices.

                       Total Firm Fixed Price: $4,995,868.
                       ----------------------

3.1. INCREMENTAL FUNDING AND ALLOCATION
The total cost for this Agreement for the period defined in ARTICLE 3. TOTAL PRICE AND PAYMENT is $4,995.868. The amount currently available for payment and allocation to this Agreement is $500,000.00 for the period November 1, 1999 through January 31, 2000.

It is understood that the University will allocate additional funds incrementally to this Agreement to the full Firm Fixed Price, however, such additional funding is contingent upon receipt by University of funding increments to the prime award under which this Agreement is made.

3.2. PAYMENT AND SUBMISSION OF INVOICES
SpaceDev shall submit monthly invoices not to exceed the amounts shown in Attachment VIII to this Agreement. Costs must be identified on each invoice by line item and conform to the approved SpaceDev Chipsat Cost Summary as shown in Attachment VIII to this Agreement.

All invoices shall be submitted in triplicate and include University Purchase Order Number 108252. Invoices shall be submitted on SpaceDev's billing forms to:

                           University of California, Berkeley
                           Disbursement Office
                           400 University Hall
                           Berkeley, CA 94720-1101

University will make provisional payments on all invoices submitted in accordance with the terms of this Agreement. Payment of an invoice for receipt of goods and/or services shall not constitute acceptance of same. The final invoice, clearly marked Final must be submitted within 60 days after the expiration date of this Agreement.

NOTE: The final invoice shall include the following certification: "Payment of this final invoice shall constitute complete satisfaction of all of University's obligations under this agreement and SpaceDev releases and discharges University from all further claims and obligations upon payment thereof."


3.3. INCENTIVE PLAN
Included in the Phase A study and approved by NASA, University has proposed, and hereby effects, that an incentive fee of $250,000.00 - above and beyond the Firm Fixed Price amount of this Agreement - shall be paid to SpaceDev upon the successful completion of three (3) months of On-Orbit operations wherein the spacecraft has performed to all identified requirements.

In addition to the above, University has also agreed to a second incentive fee of $250,000.00 - above and beyond the Firm Fixed Price amount of this Agreement -- that will be paid to SpaceDev upon one full year from the launch date of On-Orbit operation wherein the spacecraft has performed to all identified requirements and should sufficient Project Reserve funds exist.

The incentive pool is derived from the CHIPS Project Reserve and represents approximately 10% of the total cost of the spacecraft bus. Incentive award distribution is contingent upon availability of Project Reserve funds.

ARTICLE 4. KEY PERSONNEL (TECHNICAL)
------------------------------------

The following Key Personnel cannot be substituted during the term of this Agreement without written notification and concurrence of the University:

University:              Dr. Mark V. Hurwitz
-----------              Principal Investigator
                         University of CA, Berkeley
                         Space Sciences Laboratory #7450
                         Berkeley, CA 94720-7450
                         Tel:   (510) 642-1579
                         Fax:   (510) 643-7629
                         Email: markh@ssl.berkeley.edu

                         Dr. Michael Sholl
                         CHIPS Project Manager
                         University of CA, Berkeley
                         Space Sciences Laboratory #7450
                         Berkeley, CA 94720-7450
                         Tel:   (510) 643-2098
                         Fax:   (510) 643-7629
                         Email: mike.sholl@ssl.berkeley.edu

SpaceDev:                Jan King
---------                Vice President for Space Engineering
                         CHIPSAT Program Manager
                         SpaceDev, Incorporated
                         13855 Stowe Drive
                         Poway, CA 92064
                         Tel:   (858) 375-2000
                         Fax:   (858) 375-1000
                         Email: Jan.King@SpaceDev.com



ARTICLE 5. INSURANCE
--------------------

SpaceDev shall maintain, at its expense and throughout the period of this agreement, insurance acceptable to the University in terms as expressed in Attachment I, University of California Terms and Conditions of Purchase (Appendix A), Article 17 -- INSURANCE.

ARTICLE 6. DEBARMENT AND SUSPENSION
-----------------------------------

SpaceDev, in executing this Agreement, is certifying that it is not currently debarred, suspended, proposed for debarment, declared ineligible, or voluntarily excluded from participating in this agreement by any federal department or agency, as described in Attachment IX, "Certification Regarding Debarment, Suspension, Ineligibility and Voluntary Exclusion (Attachment IX), which is hereby incorporated by reference and made a part of this Agreement.


ARTICLE 7. LEVEL OF EFFORT
--------------------------

The performance of work and services at any tier under this Agreement shall conform to the highest professional standards. SpaceDev shall perform all services with a degree of skill and judgment normally exercised by recognized professional engineers and scientists performing research and development services of a similar nature.


ARTICLE 8. SOCIO-ECONOMIC CLAUSES
---------------------------------

8.1 CIVIL RIGHTS NON-DISCRIMINATION
SpaceDev must comply with applicable provisions of Title VI of the Civil Rights Act of 1964, as amended; Executive Orders 11246 and 11375; the Age Discrimination Act of 1975, as amended; Title IX of the Education Amendments of 1972, as amended; and Section 504 of the Rehabilitation Act of 1973, as amended.

8.2 CLEAN AIR AND WATER
SpaceDev shall comply with all applicable standards, orders, or regulations issued pursuant to the Clean Air Act of 1970, as amended, and the Federal Water Pollution Control Act, as amended. Violations shall be reported to NASA and the Regional Office of the Environmental Protection Agency. SpaceDev agrees to insert the substance of the provisions of this clause into any nonexempt subaward or subcontract under this Agreement.

8.3 USE OF U.S.- FLAG CARRIERS
If foreign air travel is authorized under this Agreement, U.S.-flag carrier service shall be used to the extent such service is available, as specified in NASA Research Grant NAS5-5213. The substance of this clause shall be inserted in all subcontracts at any tier under this Agreement.

ARTICLE 9. ASSIGNMENT AND SUBCONTRACTING
----------------------------------------

This Agreement is assignable by the University provided that no such assignment shall relieve the assignee of any of the University's obligations to SpaceDev hereunder. Except as to any payment due hereunder, this Agreement may not be assigned or subcontracted by SpaceDev without written authorization of the University. In the event such consent is given, it shall not relieve SpaceDev from any of the obligations of this Agreement and any transferee or subcontractor shall be considered the agent of SpaceDev and, as between the parties hereto, SpaceDev shall be and remain liable as if no such transfer or subcontracting had been made.


ARTICLE 10. AMENDMENTS
----------------------

This Agreement may be amended only with the express written approval of both parties.


ARTICLE 11. AUDITS/ACCESS TO RECORDS
------------------------------------

Upon formal notification to SpaceDev, University, NASA (the Federal Sponsoring Agency), the Comptroller General of the United States, or any of their duly authorized representatives, shall have access to any books, documents, paper and records of SpaceDev which are directly pertinent to this Agreement for the purpose of making audits, examinations, excerpts and transcription.


ARTICLE 12. SITE VISITS
-----------------------

University and NASA (the Federal Sponsoring Agency), through authorized representatives, have the right, at all reasonable times, to make site visits to review project accomplishments and to provide such technical assistance as may be required. If any site visit is made on the premises of SpaceDev, SpaceDev shall provide, and shall require its sub-recipients and subcontractors to provide, all reasonable facilities and assistance for the safety and convenience of University and NASA representatives in the performance of their duties. All site visits and evaluation shall be performed in such a manner as will not unduly interfere with or delay the work.


ARTICLE 13. NOTICE
------------------

Any notice which may be or is required to be given under this Agreement shall be submitted in writing as follows:

University (Contractual, Non-Technical):
----------------------------------------
          James Keenan, Buyer IV
          University of California, Berkeley
          Procurements & Business Contracts
          Space Sciences Laboratory #7450
          Centennial @ Grizzly Peak Blvd.
          Berkeley, CA 94720-7450
          Tel:  (510) 6424791
          Fax:  (510) 643-8392
          Email:jkeenan@~ssl.berkeley.edu

SpaceDev (Contractual. Non-Technical)
-------------------------------------
          Charles Lloyd
          Chief Financial Officer
          SpaceDev, Incorporated
          13855 Stowe Drive
          Poway, CA 92064
          Tel:  (858) 375-2030
          Fax:  (858) 375-1000
          Email:  charles.lloyd@SpaceDev.com


ARTICLE 14. GOVERNING LAW
-------------------------

This Agreement is governed by applicable Federal laws and State of California laws.


ARTICLE 15. ORDER OF PRECEDENCE
-------------------------------

In the event of a conflict between this agreement and the attachments hereto, the articles of this Agreement shall prevail.


ARTICLE 16. SEVERABILITY
------------------------

If any article, term or provision of this agreement shall be held illegal, unenforceable or in conflict with any law of a federal, state or local government having jurisdiction over this agreement, the validity of the remaining portions or provisions shall not be affected thereby.

ARTICLE 17. ENTIRE AGREEMENT
----------------------------

This Agreement, University of California Terms and Conditions of Purchase (Attachment I); University Purchase Order 108252 (Attachment II); SpaceDev Proposal to the CHIPS Program (Attachment III); Instrument Description and Satellite Requirements for the Cosmic Hot Interstellar Plasma Spectrometer (Attachment IV); SpaceDev CHIPSAT Project Milestones Document (Attachment V); CHIPS Concept Study (Attachment VI); SpaceDev Inputs to the Concept Review (Attachment VII); Chipsat Cost Summary (Attachment VIII); Exhibit A. Certification Regarding Debarment (Attachment IX); Exhibit B. Certification and Disclosure Regarding Payments to Influence Certain Federal Transactions (Attachment X); Certificate of Current Cost or Pricing Data (Attachment XI); Clean Air and Water Certification (Attachment XII), and SpaceDev Certificate of Insurance (Attachment XIII) constitutes the entire agreement between the parties regarding the subject matter of this Agreement and supersedes all prior written or oral agreements with respect to such. This Agreement may not be modified orally, and no modifications shall be binding unless in writing and signed by authorized representatives of both parties. In the event of any conflict between this Agreement and any other document incorporated here either by attachment or reference, the terms of this Agreement shall take precedence.



IN WITNESS WHEREOF, SpaceDev, Inc. and UNIVERSITY have caused this Agreement to be executed this 9th day of November 1999.





The Regents of the University of California      SpaceDev. Inc.
-------------------------------------------      --------------


By: /s/ Kurt Libby                             By: /s/ J.W. Benson
   -----------------------------                  -----------------------------
Name: Kurt Libby                               Name: J.W. Benson

Title: Director, Material Management           Title: President

Date: 11/9/99                                  Date:  11/9/99

ATTACHMENTS:


Attachment I        University of California Terms and Conditions of Purchase

Attachment II       University Purchase Order Number 108252

Attachment III      SpaceDev Proposal to the CHIPS Program Instrument

Attachment IV       SPECIFICATION - Description and Satellite Requirements
                    for the Cosmic Hot Interstellar Plasma Spectrometer

Attachment V        SpaceDev CHIPSAT Project Milestones Document

Attachment VI       CHIPS Concept Study

Attachment VII      SpaceDev Inputs to the Concept Review

Attachment VIII     Chipsat Cost Summary

Attachment IX       Exhibit A. Certification Regarding Debarment

Attachment X        Exhibit B. Certification and Disclosure Regarding Payments
                    to Influence Certain Federal Transactions

Attachment XI       Certificate of Current Cost or Pricing Data

Attachment XII      Clean Air and Water Certification

Attachment XIII     SpaceDev Certificate of Insurance

                                                                    ATTACHMENT I
                                                                      Appendix A


                            University of California

                        TERMS AND CONDITIONS OF PURCHASE

ARTICLE I - The materials, supplies or services covered by this order shall be furnished by Seller subject to all the terms and conditions set forth in this order including the following, which Seller, in accepting this order, agrees to be bound by and to comply with in all particulars and no other terms or conditions shall be binding upon the parties unless hereafter accepted by them in writing. Written acceptance or shipment of all or any portion of the materials or supplies, or the performance of all or any portion of the services, covered by this order shall constitute unqualified acceptance of all its terms and conditions. The terms of any proposal referenced to in this order are included and made a part of the order only in the extent it specifies the materials, supplies, or services ordered, the price therefor, and the delivery thereof, and then only to the extent that such terms are consistent with the terms and conditions of this order.

ARTICLE 2 - INSPECTION. The services, materials and supplies furnished shall be exactly as specified in this order free from all defects in Seller's performance, design, workmanship and materials, and, except as otherwise provided in this order, shall be subject to inspection and test by University at all times and places. If, prior to final acceptance, any services and any materials and supplies furnished therewith are found to be incomplete, or not as specified, University may reject them, require Seller to correct them without charge, or require delivery of such materials, supplies, or services at a reduction in price which is equitable under the circumstances. If Seller is unable or refuses to correct such items within a time deemed reasonable by University, University may terminate the order in whole or in part, Seller shall bear all risks as to rejected services and, in addition to any costs for which Seller may become liable to University under other provisions of this order, shall reimburse University for all transportation costs, other related costs incurred, or payments to Seller in accordance with the terms of this order for unaccepted services and materials and supplies incidental thereto. Notwithstanding final acceptance and payment, Seller shall be liable for latent defects, fraud or such gross mistakes as amount to fraud.

ARTICLE 3 - CHANGES. University may make changes within the general scope of this order in drawings and specifications for specially manufactured supplies, place of delivery, method of shipment or packing of the order by giving notice to Seller and subsequently confirming such changes in writing. If such changes affect the cost of or the time required for performance of this order, an equitable adjustment in the price or delivery or both shall be made. No change by Seller shall be allowed without written approval of University. Any claim of Seller for an adjustment under this Article must be made in writing within thirty (30) days from the date of receipt by Seller of notification of such change unless University waives this condition in writing. Nothing in this Article shall excuse Seller from proceeding with performance of the order as changed hereunder.

ARTICLE 4 - TERMINATION
A. University may, by written notice stating the extent and effective date, cancel and/or terminate this order for convenience in whole or in part, at any time. University shall pay Seller as full compensation for performance until such termination:
(1) the unit or pro rata order price for the performed and accepted portion; and
(2) a reasonable amount, not otherwise recoverable from other sources by Seller as approved by University, with respect to the unperformed or unaccepted portion of this order, provided compensation hereunder shall in no event exceed the total order price.
B. University may by written notice terminate this order for Seller's default, in whole or in part, at any time, if Seller refuses or fails to comply with the provisions of this order, or so fails to make progress as to endanger performance and does not cure such failure within a reasonable period of time, or fails to perform the services within the time specified or any written extension thereof. In such event, University may purchase or otherwise secure services and, except as otherwise provided herein, Seller shall be liable to University for any excess costs occasioned University thereby. If, after notice of termination for default, University determines that the Seller was not in default or that the failure to perform this order was due to causes beyond the control and without the fault or negligence of Seller (including, but not restricted to, acts of God or of the public enemy, acts of University, acts of Government, fires, floods, epidemics, quarantine restrictions, strikes, freight embargoes, unusually severe weather, and delays of a subcontractor or supplier due to such causes and without the fault or negligence of the subcontractor or supplier), termination shall be deemed for the convenience of University, unless University shall determine that the services covered by this order were obtainable by Seller from other sources in sufficient time to meet the required performance schedule.
C. If University determines that Seller has been delayed in the work due to causes beyond the control and without the fault or negligence of Seller, University may extend the time for completion, of the work called for by this order, when promptly applied for in writing by Seller; any extension granted shall be effective only if given in writing. If such delay is due to failure of University, not caused or contributed to by Seller, to perform services or deliver property in accordance with the terms of the order, the time and price of the order shall be subject to change under the Changes Article. Sole remedy of Seller in event of delay by failure of University to perform shall, however, be limited to any money actually and necessarily expended in the work during the period of delay, solely by reason of the delay. No allowance will be made for anticipated profits.
D. The rights and remedies of University provided in this Article shall not be exclusive and are in addition to any other rights and remedies provided by law or under this order.
E. As used in this Article, the word Seller includes Seller and its subsuppliers at any tier.

ARTICLES - LIABILITY FOR UNIVERSITY - FURNISHED PROPERTY. Seller assumes complete liability for any tooling, articles or material furnished by University to Seller in connection with this order and Seller agrees to pay for all such tooling, articles or material damaged or spoiled by it or not otherwise accounted for to University's satisfaction. The furnishing to Seller of any tooling, articles, or material in connection with this order shall not, unless otherwise expressly provided, be construed to vest title thereto in Seller.

ARTICLE 6 - TITLE. Title to the material and supplies purchased hereunder shall pass directly from Seller to University at the f.o.b. point shown, or as otherwise specified in this order, subject to the right of University to reject upon inspection.

ARTICLE 7 - PAYMENT, EXTRA CHARGES, DRAFTS. Seller shall be paid, upon submission of acceptable invoices, for materials and supplies delivered and accepted or services rendered and accepted. University will not pay cartage, shipping, packaging or boxing expenses, unless specified in this order. Drafts will not be honored. Invoices must be accompanied by shipping documents or photocopies of such, if transportation is payable and charged as a separate item.

ARTICLE 8 - CHARACTER OF SERVICES. Seller, as an independent contractor, shall furnish all equipment, personnel and material sufficient to provide the services expeditiously and efficiently during as many hours per shift and shifts per week and at such locations as the University may so require and designate.

ARTICLE 9 - FORCED, CONVICT, AND INDENTURED LABOR
A. By accepting this order, Seller hereby certifies that no foreign-made equipment, materials, or supplies furnished to the University pursuant to this order will be produced in whole or its part by forced labor, convict labor, or indentured labor under penal sanction.
B. Any Seller contracting with the University who knew or should have known that the foreign-made equipment, materials, or supplies furnished to the University were produced in whole or in part by forced labor, convict labor, or indentured labor under penal sanction, when entering into a contract pursuant to the above, may have any or all of the following sanctions imposed:
(1.) The contract under which the prohibited equipment, materials, or supplies were provided maybe voided at the option of the University.
(2.) Seller may be removed from consideration for University contracts for a period not to exceed 360 days.

Rev. 8/99                                                            Page 1 of 3

                                                                      Appendix A

ARTICLE 10-INDEMNITY.
A. General. Seller shall defend, indemnify, and hold harmless University, its officers, employees, and agents, from and against all losses, expenses (including attorneys' fees), damages, and liabilities of any kind resulting from or arising out of this agreement and/or Seller's performance hereunder, provided such losses, expenses, damages and liabilities are due or claimed to be due to the negligent or willful acts or omissions of Seller, its officers, employees, agents, subcontractors, or anyone directly or indirectly employed by them, or any person or persons under Seller's direction and control.
B. Proprietary Rights. Seller shall indemnify, defend, and hold harmless University, its officers, agents, and employees against all losses, damages, liabilities, costs, and expenses (including but not limited to attorneys' fees) resulting from any judgment or proceeding in which it is determined, or any settlement agreement arising out of the allegation, that Seller's furnishing or supplying University with parts, goods, components, programs, practices, or methods under this order or University's use of such parts, goods, components, programs, practices, or methods supplied by Seller under this order constitutes an infringement of any patent, copyright, trademark, trade name, trade secret, or other proprietary or contractual right of any third party. The foregoing shall not apply unless University has informed Seller as soon as practicable of the suit or action alleging such infringement. Seller shall not settle such suit or action without the consent of University. University retains the right to participate in the defense against any such suit or action.
C. Products. Seller shall fully indemnify, defend, and hold harmless University from and against any and all claim, action, and liability, for injury, death, and property damage, arising out of the dispensing or use of any of Seller's product provided under authorized University orders. In addition to the liability imposed by law on the Seller for damage or injury (including death) to persons or property by reason of the negligence, willful acts or ommissions, or strict liability of the Seller or his agents, which liability is not impaired or otherwise affected hereby, the Seller hereby assumes liability for and agrees to save University harmless and indemnify it from every expense, liability or payment by reason of any damage or injury (including death) to persons or property suffered or claimed to have been suffered through any act or omission of the Seller. The University agrees to provide Seller with prompt notice of any such claims and to permit Seller to defend any claim or suit, and that it will cooperate fully in such defense.

ARTICLE 11 - DECLARED VALUATION OF SHIPMENTS. Except as otherwise provided on the face of this order, all shipments by Seller under this order for University's account shall be made at the maximum declared value applicable to the lowest transportation rate or classification and the bill of lading shall so note.

ARTICLE 12 - WARRANTY. Seller agrees that the supplies or services furnished under this order shall be covered by the most favorable commercial warranties the Seller gives to any customer for the same or substantially similar supplies or services, or such other more favorable warranties as specified in this order. The rights and remedies so provided are in addition to and do not limit any rights afforded to University by any other article of this order. Such warranties will be effective notwithstanding prior inspection and/or acceptance of the services or supplies by the University.

ARTICLE 13 - ASSIGNMENT AND SUBCONTRACTING. This order is assignable by University. Except as to any payment due hereunder, this order may not be assigned or subcontracted by Seller without written approval of University. In case such consent is given, it shall not relieve Seller from any of the obligations of this Agreement and any transferee or subcontractor shall be considered the agent of Seller and, as between the parties hereto, Seller shall be and remain liable as if no such transfer or subcontracting had been made.

ARTICLE 14 - EQUAL OPPORTUNITY AFFIRMATIVE ACTION. Seller shall not maintain or provide racially segregated facilities for employees at any establishment under its control. Seller agrees to adhere to the requirements set forth in Executive Orders 11246 and 11375. and with respect to activities occurring in the State of California, to the California Fair Employment and Housing Act (Government Code section 12900 et seq.). Expressly, Seller shall not discriminate against any employee or applicant for employment because of race, color, religion, sex, national origin, ancestry, medical condition (as defined by California Code section 12925f]), marital status, age, physical and mental handicap in regard to any position for which the employee or applicant for employment is qualified, or because he or she is a disabled veteran or veteran of the Vietnam era. Seller shall further specifically undertake affirmative action regarding the hiring, promotion and treatment of minority group persons, women, the handicapped, and disabled veterans and veterans of the Vietnam era. Seller shall communicate this policy in both English and Spanish to all persons concerned within its company, with outside recruiting services, and the minority community at large. Seller shall provide the University on request a breakdown of its labor force by groups, specifying the above characteristics within job categories, and shall discuss with the University its policies and practices relating to its affirmative action programs.

ARTICLE 15 - The clauses contained in the following paragraphs of the Federal Acquisition Regulations are incorporated by reference. The full text is available upon request:
    FAR 52.222-04 Contract Work Hours and Safety Standards Act
    FAR 52.222-26 Equal Opportunity
    FAR 52.223-02 Clean Air and Water (If order exceeds $100,000)

ARTICLE 16 - WORK ON UNIVERSITY OR GOVERNMENT PREMISES. If Seller's work under this order involves performance by Seller at University or United States Government owned sites or facilities, the following provisions shall apply:
A. Liens. Seller agrees that at any time upon request of University he will submit a sworn statement setting forth the work performed or material furnished by subcontractors, suppliers and materialmen, and the amount due and to become due to each, and that before the final payment called for hereunder, will if requested, submit to University a complete set of vouchers showing what payments have been made for materials and labor used in connection with the work called for hereunder.
Seller shall:
(1) Indemnify and hold harmless University from all claims, demands, causes of action or suits, of whatever nature, arising out of the services, labor and materials furnished by Seller or its subcontractors under this order, and from all laborers', materialmen's and mechanics' liens upon the real property upon which the work is located or any other property of University;
(2) Promptly notify University in writing, of any such claims, demands, causes of action, or suits brought to its attention. Seller shall forward with such notification copies of all pertinent papers received by Seller with respect to any such claims, demands, causes of action or suits and, at the request of University shall do all things and execute and deliver all appropriate documents and assignments in favor of University of all Seller's rights and claims growing out of such asserted claims as will enable University to protect its interest by litigation or otherwise. The final payment shall not be made until Seller, if required, shall deliver to University a complete release of all liens arising out of this order, or receipts in full in lieu thereof as University may require, and if required in either case, an affidavit that as far as it has knowledge or information, the receipts include all the labor and materials for which a lien could be filed; but Seller may, if any subcontractor refuses to furnish a release or receipt in full, furnish a bond satisfactory to University to indemnify it against any claim by lien or otherwise. If any lien or claim remains unsatisfied after all payments are made, Seller shall refund to University all monies that the latter may be compelled to pay in discharging such lien or claim, including all costs and reasonable attorneys' fees.
B. Cleaning Up. Seller shall at all times keep University premises where the work is performed and adjoining premises free from accumulations of waste material or rubbish caused by its employees or work of any of its subcontractors, and, at the completion of the work; shall remove all rubbish from and about the building and all its and its subcontractors tools, scaffolding, and surplus materials, and shall leave the work "broom clean" or its equivalent, unless more exactly specified. In case of dispute between Seller and the subcontractors employed on or about the structure or structures upon which the work is to be done, as herein provided, as to responsibility for the removal of the rubbish, or in case the same be not promptly removed as herein required. University may remove the rubbish and charge the cost to Seller.
C. Employees. Seller shall not employ on the work any unfit person or anyone not skilled in the work assigned to him or her, and shall devote only its best-qualified personnel to work under this order. Should University deem anyone employed on the work incompetent or unfit for his or her duties and so inform Seller, Seller shall immediately remove such person from work under this order and he or she shall not again, without written permission of University, be assigned to work under this order.

Rev. 8/99                                                            Page 2 of 3

                                                                      Appendix A

It is understood that if employees of University shall perform any acts for the purpose of discharging the responsibility undertaken by the Seller in this
Article 15, whether requested to perform such acts by the Seller or not, such employees of the University while performing such acts shall be considered the agents and servants of the Seller subject to the exclusive control of the Seller.
D. Safety, Health and Fire Protection. Seller shall take all reasonable precautions in the performance of the work under this order to protect the health and safety of employees and members of the public and to minimize danger from all hazards to life and property, and shall comply with all health, safety, and fire protection regulations and requirements (including reporting requirements) of University. In the event that Seller fails to comply with said regulations or requirements of University, University may, without prejudice to any other legal or contractual rights of University, issue an order stopping all or any part of the work; thereafter a start order for resumption of work may be issued at the discretion of the University. Seller shall make no claim for extension of time or for compensation or damages by reason of or in connection with such work stoppage.
The safety of all persons employed by Seller and its subcontractors on University premises, or any other person who enters upon University premises for reasons relating to this order, shall be the sole responsibility of Seller. Seller shall at all times maintain good order among its employees and shall not employ on the work any unfit person or anyone not skilled in the work assigned to him or her. Seller shall confine its employees and all other persons who come onto University's premises at Seller's request or for reasons relating to this order and its equipment to that portion of University's premises where the work under this order is to be performed or to roads leading to and from such work sites, and to any other area which University may permit Seller to use. Seller shall take all reasonable measures and precautions at all times to prevent injuries to or the death of any of its employees or any other person who enters upon University premises. Such measures and precautions shall include, but shall not be limited to, all safeguards and warnings necessary to protect workers and others against any conditions on Owner's premises which could be dangerous and to prevent accidents of any kind whenever work is being performed in proximity to any moving or operating machinery, equipment or facilities, whether such machinery, equipment or facilities are the property of or are being operated by, the Seller, its subcontractors, the University or other persons.
To the extent compliance is required, Seller shall comply with all University safety rules and regulations when on University premises.

ARTICLE 17 - INSURANCE
Seller shall defend, indemnify, and hold the University, its officers, employees, and agents harmless from and against any and all liability, loss, expense (including reasonable attorneys' fees), or claims for injury or damages that are caused by or result from the negligent or intentional acts or omissions of Seller, its officers, agents, or employees.
Seller, at its sole cost and expense, shall insure its activities in connection with the work under this order and obtain, keep in force, and maintain insurance as follows:
A. Comprehensive or Commercial Form General Liability Insurance (contractual liability included) with limits as follows:

Each Occurrence                                   $ 1,000,000.00

Products/Completed Operations
Aggregate                                         $ 2,000,000.00

Personal and Advertising Injury                   $ 1,000,000.00

General Aggregate (Not applicable
to the Comprehensive Form)                        $ 2,000,000.00

If this insurance is written on a claims-made form, it shall continue for three years following termination of this Agreement. The insurance shall have a retroactive date of placement prior to or coinciding with the effective date of this Agreement.
B. Business Automobile Liability Insurance for owned, scheduled, non-owned or hired automobiles with a combined single limit not less than N/A dollars ($______) per occurrence. (REQUIRED ONLY IF SELLER DRIVES ON UNIVERSITY PREMISES IN THE COURSE OF PERFORMING WORK FOR UNIVERSITY.)
C. Professional Liability Insurance with a limit of 1,000,000 dollars ($1,000,000) per occurrence with an aggregate of not less than $1,000,000 dollars ($1,000,000). If this insurance is written on a claims-made form, it shall continue for three years following termination of this Agreement. The insurance shall have a retroactive date of placement prior to or coinciding with the effective date of this Agreement.
D. Workers Compensation as required by California State law.
It is understood that the coverage and limits referred to under a., b., and c. above shall not in any way limit the liability of Seller. Seller shall furnish the University with certificates of insurance evidencing compliance with all requirements prior to commencing work under this Agreement. Such certificates shall:
(1) Provide for thirty (30)-days advance written notice to the University of any modification, change, or cancellation of any of the above insurance coverage.
(2) Indicate that The Regents of the University of California has been endorsed as an additional insured for the coverage referred to under a. and b. This provision shall only apply in proportion to and to the extent of the negligent acts or omissions of Seller, its officers, agents, or employees.
(3) Include a provision that the coverage will be primary and will not participate with nor be excess over any valid and collectible insurance or program of self-insurance carried or maintained by the University.

ARTICLE 18 - PERMITS. Seller agrees to procure all necessary permits or licenses and abide by all applicable laws, regulations and ordinances of the United States and of the state, territory and political subdivision in which the work under this order is performed. Seller shall be liable for all damages and shall indemnify and save University harmless from and against all damages and liability which may arise out of failure of Seller to secure and pay for any such licenses or permits or to comply fully with any and all applicable laws, ordinances and regulations.

ARTICLE 19-COOPERATION. Seller and its subcontractors, if any, shall cooperate with University and other vendors and contractors on the premises and shall so carry on their work that other cooperating vendors and contractors shall not be hindered, delayed or interfered with in the progress of their work, and so that all of such work shall be a finished and complete job of its kind.

ARTICLE 20 - WAIVER OF DEFAULT. Any failure of University at any time, or from time to time, to enforce or require the strict keeping and performance by Seller of any of the terms or conditions of this order shall not constitute a waiver by University of a breach of any such terms or conditions and shall not affect or impair such terms or conditions in any way, or the right of University at any time to avail itself of such remedies as it may have for any such breach or breaches of such terms or conditions.

ARTICLE 21 - TAXES. Seller shall pay all contributions, taxes and premiums payable under federal, state and local laws measured upon the payroll of employees engaged in the performance of work under this order, and all applicable sales, use, excise, transportation, privilege, occupational and other taxes applicable to materials and supplies furnished or work performed hereunder and shall save University harmless from liability for any such contributions, premiums, and taxes.

ARTICLE 22 - OTHER APPLICABLE LAWS. Any provision required to be included in a contract of this type by any applicable and valid federal, state or local law, ordinance, rule or regulations shall be deemed to be incorporated herein.

ARTICLE 23 - GOVERNING LAW. The law of the State of California shall control this Appendix and any document to which it is appended.

Rev. 8/99                                                            Page 3 of 3

                                 ATTACHMENT II
PURCHASE ORDER
UNIVERSITY OF CALIFORNIA, BERKELEY                P.O. No.: 1-000108252
                                                  Rev.:
                                                  Date:     10/26/99

Vendor:      SPACEDEV, INCORPORATED          Bill To: DISBURSEMENT OFFICE
             13855 STOWE DRIVE                        400 UNIVERSITY HALL
             POWAY, CA  92064                         BERKELEY, CA 94720-1101
             USA                                      USA

DEPARTMENT CONTACT NAME/PHONE: James Keenan 510-642-4791

Ship To: UNIVERSITY OF CALIFORNIA, BERKELEY       Resale/Tax Exempt No.:
         SPACE SCIENCES LABORATORY ROOM 170
         MC#7450                                  Payment Terms: NET 30
         CENTENNIAL AT GRIZZLY PEAK BLVD          Freight Terms: Not Applicable
         BERKELEY, CA    9472O-7450               Ship Via:      Not Applicable
         USA

Item Description               Due Date   Quantity  UOM Unit Price  Extended Amt
   1 CHIPS Spacecraft Bus      01/31/00   1.0       EA  500,000.00    500,000.00
                                                        Tax   0.00%         0.00

     Total Amount of this Firm Fixed Price Purchase Order is $4,995,868.00 Period of Performance: November 1, 1999 through December 31, 2003

     The initial Purchase Order Allotment Amount is $500,000.00
     The Period of Performance for this initial allotment amount is November 1, 1999 through January 31, 2000.

                                                        Sub total    $500,000.00
                                                        Tax                $0.00
                                                        ------------------------
                                                        Total        $500,000.00
                                                        ------------------------

     This Purchase Order (Attachment II to University Agreement Number 108252) is established for payment purposes only. The Purchase Order number must appear on all invoices and shipping documents. All terms and conditions are in accordance with the Firm Fixed Price Agreement Number 108252 between The Regents of the University of California and SpaceDev Incorporated.


For internal use by the University:
   449580   23892 8      7300        475,000.00
   449580   23892 8      7305         25,000.00

Purchase Order number must appear on all documents,
packages, packing slips, bills of lading, and freight
bills. Invoices sent without purchase order number          /s/ James P. Keenan
will be returned. No variations, deletions, price           --------------------
increases, changes or modifications shall be                Buyer: Keenan, James
effective without written approval of Buyer.                          10/27/99